UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bernard Chaus, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

162510 200

(CUSIP Number)

Eric J. Dale, Esq. Robinson & Cole LLP 1055 Washington Blvd. Stamford, CT 06901-2249 (203) 462-7505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act (however, see the Notes).

CUSIP No 162510 200

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Camuto Consulting Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,000,000
	(8)	Shared voting power 18,837,991
	(9)	Sole dispositive power 3,000,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 21,837,991
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 58.17%
(14)	Type of reporting person (see instructions) CO

Item 1.	Security and Issuer.

This Second Amendment to the Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Issuer Common Stock”), of Bernard Chaus, Inc., a New York corporation (the “Issuer”). The address of the Issuer’s principal office is 530 Seventh Avenue, New York, New York 10018.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Camuto Consulting Inc. (“Camuto”), a Connecticut corporation. Camuto is principally engaged in the business of design, development and distribution of women’s fashion footwear. The address of Camuto’s principal business is 411 West Putnam Avenue, Greenwich, Connecticut 06830.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)-(e)	Camuto has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 9, 2011, Camuto purchased 3,000,000 shares of Issuer Common Stock from the Issuer for a purchase price of $300,000 (the “Purchase Price”). The source of the Purchase Price was Camuto’s working capital.

Item 4.	Purpose of Transaction.

Camuto has a commercial relationship with the Issuer and originally acquired the shares of Issuer Common Stock principally for investment purposes.

Subsequent to February 9, 2011, and as disclosed on a first amendment to Schedule 13D filed by Camuto with the Securities and Exchange Commission (the “SEC”) on September 19, 2011, Camuto proposed a “going private” transaction with the Issuer. This Schedule 13D is being filed to report Camuto’s entry into certain transaction documents in connection with the going private transaction, including: (a) an Agreement and Plan of Merger, dated as of April 3, 2012, by and among Camuto; the Issuer; Josephine Chaus, the Issuer’s chief executive officer and chairwoman, and certain entities associated with Mrs. Chaus (collectively, the “Family Shareholders”); BC Merger Corp. (“Family Newco”) and Camuto Merger Sub, Inc., a wholly owned subsidiary of Camuto (“Investor Newco”) (the “Merger Agreement”); (b) a Voting Agreement, dated as of April 3, 2012, by and among Camuto, the Issuer, the Family Shareholders, Family Newco and Investor Newco (the “Voting Agreement”); and (c) a Rollover Agreement, dated as of April 3, 2012, by and among Camuto, the Issuer, the Family Shareholders, Family Newco and Investor Newco (the “Rollover Agreement”).

Pursuant to the terms of the Merger Agreement, Family Newco and Investor Newco will be merged with and into the Issuer (the “Merger”), the separate corporate existence of Family Newco and Investor Newco will cease, and the Issuer will continue as the surviving corporation. At the effective time of the Merger each outstanding share of Common Stock other than (i) shares owned immediately prior to the effective time by Investor Newco or Family Newco, and (ii) shares as to which dissenters’ rights have been properly exercised and perfected under New York law, will be canceled and converted into the right to receive $0.21 in cash. The consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement.

Pursuant to the terms of the Voting Agreement, the Family Shareholders agreed, among other things, to grant a proxy to Camuto covering 18,837,991 shares of the Issuer Common Stock, representing all of the Issuer Common Stock owned by the Family Shareholders in order to give Camuto the right to vote such shares in support of the Merger (the “Family Subject Shares”).

Pursuant to the Rollover Agreement, Camuto agreed, among other things, to contribute all of its shares of Issuer Common Stock to Investor Newco in exchange for shares of Investor Newco. Additionally, the Family Shareholders agreed, among other things, to contribute all of their shares of Issuer Common Stock to Family Newco in exchange for shares of Family Newco common stock.

The information disclosed in this Item 4 is qualified in its entirety by reference to (a) the Merger Agreement, filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 5, 2012 (the “Current Report”), (b) the Voting Agreement, filed as Exhibit 10.1 to the Current Report, and (c) the Rollover Agreement, filed as Exhibit 3 hereto.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, Camuto beneficially owns 21,837,991 shares of Issuer Common Stock (the “Subject Shares”). The Subject Shares constitute approximately 58% of the issued and outstanding shares of Issuer Common Stock, based upon the disclosure in the Issuer’s most recent Quarterly Report on Form 10-Q for the period ended December 31, 2011(filed with the SEC on February 14, 2012) that there were 37,481,373 shares of Issuer Common Stock issued and outstanding as of February 14, 2012.

(b) Camuto has sole power to vote and dispose of 3,000,000 shares of Issuer Common Stock (the “Camuto Subject Shares”). Camuto has shared power to vote the Family Subject Shares. Camuto does not have shared dispositive power as to any shares of the Issuer Common Stock.

(c) Other than as reported in this Schedule 13D, Camuto has not effected any transactions involving Issuer Common Stock in the 60 days prior to filing this Schedule 13D.

(d) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Camuto Subject Shares. The Family Shareholders have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Family Subject Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 3 and 4 hereof is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item No.	Description

1	Agreement and Plan of Merger Agreement, by and among Camuto Consulting Inc., Bernard Chaus, Inc., certain shareholders of Bernard Chaus, Inc., BC Family Merger Corp., and Camuto Merger Sub, Inc. dated as of April 3, 2012 (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on April 5, 2012).

2	Voting Agreement, by and among Camuto Consulting Inc., Bernard Chaus, Inc., certain shareholders of Bernard Chaus, Inc., BC Family Merger Corp., and Camuto Merger Sub, Inc. dated as of April 3, 2012 (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on April 5, 2012).

3	Rollover Agreement, by and among Camuto Consulting Inc., Bernard Chaus, Inc., certain shareholders of Bernard Chaus, Inc., BC Family Merger Corp., and Camuto Merger Sub, Inc. dated as of April 3, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated as of April 10, 2012	CAMUTO CONSULTING INC.

	By:	/s/ Jeffrey K. Howald
Name: Jeffrey K. Howald
Title: Chief Financial Officer

Exhibit Index

Item No.	Description

1	Agreement and Plan of Merger Agreement, by and among Camuto Consulting Inc., Bernard Chaus, Inc., certain shareholders of Bernard Chaus, Inc., BC Family Merger Corp., and Camuto Merger Sub, Inc. dated as of April 3, 2012 (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on April 5, 2012).

2	Voting Agreement, by and among Camuto Consulting Inc., Bernard Chaus, Inc., certain shareholders of Bernard Chaus, Inc., BC Family Merger Corp., and Camuto Merger Sub, Inc. dated as of April 3, 2012 (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on April 5, 2012).

3	Rollover Agreement, by and among Camuto Consulting Inc., Bernard Chaus, Inc., certain shareholders of Bernard Chaus, Inc., BC Family Merger Corp., and Camuto Merger Sub, Inc. dated as of April 3, 2012.